

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 16, 2006

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer
AK Steel Holding Corporation
703 Curtis Street
Middletown, OH 45043

> RE: **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and**
> **June 30, 2006**
> **File No. 1-13696**

Dear Mr. Ferrara:

We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>9. Environmental and Legal Contingencies, page 69</u>

<u>Environmental Contingencies, page 69</u>

2. You disclose that the ultimate costs of environmental proceedings may be higher than those currently recorded on your financial statements. Except to the limited extent noted below with respect to the claims in the Federal Action, you believe that the ultimate disposition of the proceedings will not have, individually or in the aggregate, a material adverse effect on your financial condition, results of operations or cash flows. We remind you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. For each environmental as well as in the aggregate, please either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5 as well as Question 2 of SAB Topic 5:Y. For example, for the acid leak at your Coshcocton plant, you believe that you will reach a settlement in this matter that will not have a material impact; you should also either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Please also provide the additional disclosures called for by SAB Topic 5:Y, which include the time frame over which the accrued or presently unrecognized amounts may be paid out as well as significant assumptions underlying your estimated accruals.

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006</u>

<u>General</u>

3. Please address the comments above in your interim filings as well.

<u>9. Environmental and Legal Contingencies, page 9</u>

<u>Environmental Contingencies, page 9</u>

4. You indicate that on June 29, 2000, the United States filed a complaint on behalf of the EPA against you for alleged violations of the Clean Air Act, Clean Water Act and the RCRA at the Middletown Works. You also indicate that you anticipate that the cost of this project will exceed $13.0 million. It is not clear whether you have accrued this or any amount; please clarify your disclosure. If it is reasonably possible that an additional loss may have been incurred in excess of amounts accrued for this matter, please also disclose your estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraphs 9 and 10 of SFAS 5.

Legal Contingencies, page 11

5. In regards to the John D. West matter, you indicate that the Court entered a final judgment in the approximate amount of $37.6 million in damages and $8.6 in prejudgment interest, for a total of approximately $46.2 million. Subsequently, the Court entered an amended final judgment which had the effect of reducing the prejudgment interest by approximately $1.3 million. While the matter is being contested, you are not accruing for this potential liability. Please help us understand how you determined you do not have a probable loss for which amounts need to be accrued pursuant to SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief